# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Onconetix, Inc., CIK 0001782107
CUSIP: 68237Q104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 01/02/2025
Filed by CIK 0002006197
Persons authorized to receive notices and communications: Christian Bruhlmann, c/o Proteomedix AG, Wagistrasse 23, Schlieren, Switzerland (V8), 8952, (513) 620-4101

## Reporting persons
- Christian Bruhlmann (CIK 0002006197): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 611,372; shared voting power 0; sole dispositive power 611,372; shared dispositive power 0; aggregate amount beneficially owned 611,372 (4.2% of the class)
  Comment: (1) The common stock was acquired beneficially as further described in below in Item 3 of this Statement.
  
  (2) Represents (i) 433,910 shares of common stock and (ii) 177,462 shares of common stock issuable upon settlement of restricted stock units ("RSUs").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Onconetix, Inc.
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio (OH), 45202
Comment:
EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") amends and restates the original Schedule 13D filed with the SEC on October 1, 2024 ("Original Schedule 13D") relating to shares of common stock, par value $0.00001 per share (the "Common Stock"), of Onconetix, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed in connection with a grant of RSUs to the Reporting Person.

## Item 2. Identity and Background
Name of person filing: Christian Bruhlmann ("Christian Bruhlmann")
Residence or business address: Christian Bruhlmann's business address is Wagistrasse 23, 8952 Schlieren, Switzerland.
Present principal occupation or employment: Christian Bruhlmann is an officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Christian Bruhlmann is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person has acquired all of the Shares beneficially owned by him pursuant to a certain Share Exchange Agreement ("SEA"), dated December 15, 2023, by and among the Issuer, Proteomedix AG ("Proteomedix"), all the holders of Proteomedix capital stock. In connection with the transactions contemplated by the Share Exchange Agreement, the Issuer acquired all of the issued and outstanding equity interests of Proteomedix, Proteomedix became a direct, wholly-owned subsidiary of the Issuer, and the Issuer introduced Onconetix, Inc. as the new name for the combined company (the "PMX Acquisition").

As a holder of certain Proteomedix equity interests, on December 15, 2023, the Reporting Person received 236,029 Shares and 171,204 shares of Series B Convertible Preferred Stock of the Issuer in consideration for the entirety of his equity interests in Proteomedix. In accordance with the Certificate of Designation for the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock automatically converted into 100 shares of the Issuer's common stock (the "Conversion Shares") upon the latest date upon which (i) the Issuer obtained stockholder approval with respect to the issuance of the Series B Convertible Preferred Stock and the Conversion Shares in excess of 20% of the issued and outstanding Shares on the first issuance date of any preferred stock of the Issuer (the "Stockholder Approval") and (ii) the date which the Issuer effected an increase in the number of shares of common stock authorized in its certificate of incorporation to effectuate the transactions as contemplated in the SEA and other ancillary documents in connection therewith. The Issuer (i) obtained the requisite Stockholder Approval at its 2024 Annual Meeting of the Stockholders held on September 5, 2024 and (ii) effectuated a 1-for-40 reverse split of the Issuer's Shares on September 24, 2024. As a result, the 171,204 shares of Series B Convertible Preferred Stock held by the Reporting Person automatically converted into 428,010 Shares on September 24, 2024. Therefore, as of September 24, 2024, the Reporting Person beneficially owns an aggregate of 433,910 Shares on a post-split basis.

Additionally, the Reporting Person received a grant of 177,462 fully vested RSUs on December 20, 2024. Please refer to Item 5(c) for additional discussion.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired all of the Shares beneficially as described above in Item 3. The Reporting Person serves as the Chief Strategy Officer of the Issuer and, as a result, may be asked to discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Other than in connection with the prior PMX Acquisition and except as may be set forth herein, the Reporting Person has no current intention, plans or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: On December 20, 2024, the Reporting Person received 177,462 fully vested RSUs. The RSUs were granted in exchange for options to purchase shares of Proteomedix AG ("PMX"), pursuant to the Share Exchange Agreement, dated December 15, 2023, between the Company and PMX.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Christian Bruhlmann ceased to be the beneficial holder more than five percent of the Issuer's Common Stock on December 31, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up Agreement dated December 15, 2023 (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit B and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the Shares issued pursuant to the SEA or upon conversion of the Series B Convertible Preferred Stock of the Issuer, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of such shares or other securities, in cash or otherwise (subject to certain exceptions) during the period commencing December 15, 2023 and ending on the earlier of December 31, 2024 and the 6-month anniversary of the date of Stockholder Approval of the issuance of the Shares upon conversion of the Series B Preferred Stock of the Issuer (and other matters).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Share Exchange Agreement dated as of December 15, 2023 by and among Proteomedix AG, Onconetix, Inc., the Sellers and Thomas Meier as the Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023 and filed with the Original Schedule 13D.)

B. Form of Lock-Up Agreement dated as of December 15, 2023 by and between Onconetix, Inc. and holders of its securities, including the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023 and filed with the Original Schedule 13D.)

## Signatures
- Christian Bruhlmann: /s/ Christian Bruhlmann, Christian Bruhlmann/ Chief Strategy Officer (02/14/2025)